

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

May 23, 2017

Ralph T. Finkenbrink
President and Chief Executive Officer
Nicholas Financial, Inc.
2454 McMullen Booth Road, Building C
Clearwater, Florida 33759

    **Re: Nicholas Financial, Inc.
         Form 10-K for the Fiscal Year Ended March 31, 2016
         Filed June 14, 2016
         File No. 000-26680**

Dear Mr. Finkenbrink,

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      /s/ H. Stephen Kim

                      H. Stephen Kim
                      Assistant Chief Accountant
                      Office of Financial Services